Home System Group
Oceanic Industry Park
Sha Gang Highway, Gang Kou Town
Zhongshan City, Guangdong
People's Republic of China

September 10, 2010

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Home System Group
Form 10-K for the Year Ended December 31, 2009
Filed March 29, 2010
Form 10-Q for the Period Ended March 31, 2010
Filed May 17, 2010
Form 10-K for the Period Ended June 30, 2010
Filed August 16, 2010

Dear Mr. Spirgel:

Home System Group (the "Company") is in receipt of a letter from the Staff of the Securities and Exchange Commission (the "Commission") dated August 20, 2010.  This letter is to inform the Commission that because the letter was sent by U.S. mail to the Company at its address in the People's Republic of China, the Company did not receive the letter until Wednesday, September 8, 2010.

The Company will respond to the Staff's comments within 10 business days of September 8, 2010.

 Comments or questions regarding this letter may be directed to the undersigned or Alisande M. Rozynko of The Crone Law Group, at (415) 955-8900.

Sincerely,

/s/ Lei Yu
Lei Yu Chief Executive Officer

Enclosures
cc:	Alisande M. Rozynko
The Crone Law Group